Exhibit 12.1

INTERNATIONAL COAL GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	December 31,
	2010	2009	2008(1)	2007(1)	2006(1)
Earnings:
Pretax income	$26,364	$29,256	$(49,897)	$(233,855)	$(18,277)
Fixed charges	44,084	54,752	52,147	45,365	21,417
Amortization of capitalized interest	506	445	255	32	—
Capitalized interest	(2,626)	(325)	(5,946)	(5,057)	(990)
Total earnings	$68,328	$84,128	$(3,441)	$(193,515)	$2,150

Fixed charges:
Interest expense	$36,265	$47,724	$46,737	$35,923	$17,303
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,798	7,001	5,367	9,140	3,418
Estimated interest expense within rental expense	21	27	43	302	696
Total fixed charges	$44,084	$54,752	$52,147	$45,365	$21,417

Ratio of earnings to fixed charges	1.55	1.54	—	—	0.10

(1)
The amount of additional earnings needed to obtain a ratio of earnings to fixed charges of 1x was approximately $55.6 million, $238.9 million and $19.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.